UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )(1)

New Valley Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

649080504

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)                                  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649080504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canyon Capital Advisors LLC 95-4688436

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,303,635

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,303,635

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,303,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitchell R. Julis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,303,635

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,303,635

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,303,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joshua S. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,303,635

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,303,635

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,303,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Christian B. Evensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,303,635

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,303,635

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,303,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer New Valley Corporation (“New Valley”)
	(b)	Address of Issuer’s Principal Executive Offices 100 S.E. Second Street, 32nd Floor Miami, Florida 33131

Item 2.
(a)

Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons*:

(i)            Canyon Capital Advisors LLC (“CCA”)

(ii)           Mitchell R. Julis

(iii)          Joshua S. Friedman

(iv)          R. Christian B. Evensen

CCA is the investment advisor to the following persons:

(i)            Canyon Value Realization Fund, L.P. (“VRF”)
(ii)           The Canyon Value Realization Fund (Cayman), Ltd. (“CVRF”)
(iii)          Canyon Value Realization Fund MAC 18, Ltd. (“CVRFM”)
(iv)          Zurich Institutional Benchmarks Master Fund, Ltd. (“Zurich”)
(v)           Canyon Balanced Equity Fund L.P. (“CBEF”)

*              Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

(b)

Address of Principal Business Office or, if none, Residence

The principal business office of the persons comprising the group filing this Schedule 13G is located at 9665 Wilshire Boulevard, Suite 200, Beverly Hills, CA 90212.

	(c)	Citizenship CCA: VRF: CBEF: CVRF: CVRFM: Zurich: Mitchell R. Julis: Joshua S. Friedman: R. Christian B. Evensen:

a Delaware limited liability company

a Delaware limited partnership

a Delaware limited partnership

a Cayman Islands corporation

a Cayman Islands corporation

a Bermuda corporation

United States

United States

United States

	(d)	Title of Class of Securities The class of securities beneficially owned by the persons filing this statement is common stock.
	(e)	CUSIP Number 649080504

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 5) on this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

CCA is an investment advisor to various managed accounts, including VRF, CVRF, CBEF, CVRFM and Zurich, with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts.  Messrs. Julis, Friedman and Evensen control entities which own 100% of CCA.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By:	/s/ JOSHUA S. FRIEDMAN
Name: JOSHUA S. FRIEDMAN
Title: Managing Director

JOSHUA S. FRIEDMAN

/s/ JOSHUA S. FRIEDMAN

MITCHELL R. JULIS

/s/ MITCHELL R. JULIS

R. CHRISTIAN B. EVENSEN

/s/ R. CHRISTIAN B. EVENSEN

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of New Valley.

Dated: February 14, 2005

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By:	/s/ JOSHUA S. FRIEDMAN
Name: JOSHUA S. FRIEDMAN
Title: Managing Director

JOSHUA S. FRIEDMAN

/s/ JOSHUA S. FRIEDMAN

MITCHELL R. JULIS

/s/ MITCHELL R. JULIS

R. CHRISTIAN B. EVENSEN

/s/ R. CHRISTIAN B. EVENSEN

Exhibit A